                                                                                                        Exhibit 12

                                               TAUBMAN CENTERS, INC.

       Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions
                                           (in thousands, except ratios)

                                                                                  Six Months Ended June 30
                                                                                  ------------------------
                                                                                 2001                  2000
                                                                                 ----                  ----

Net Earnings from Continuing Operations                                    $      29,459         $      31,356

   Add back:
       Fixed charges                                                              71,615                59,273
       Amortization of previously capitalized interest (1)                         1,099                 1,101

    Deduct:
       Capitalized interest (1)                                                  (20,240)              (12,208)
                                                                           -------------         -------------

Earnings Available for Fixed Charges
  and Preferred Dividends and Distributions                                $      81,933         $      79,522
                                                                           =============         =============

Fixed Charges
    Interest expense                                                       $      30,163         $      26,825
    Capitalized interest                                                          16,396                10,127
    Interest portion of rent expense                                               1,933                 1,950
    Proportionate share of Unconsolidated Joint
      Ventures' fixed charges                                                     23,123                20,371
                                                                           -------------         -------------

       Total Fixed Charges                                                 $      71,615         $      59,273
                                                                           -------------         -------------

Preferred Dividends and Distributions                                             12,800                12,800
                                                                           -------------         -------------

Total Fixed Charges and Preferred
  Dividends and Distributions                                              $      84,415         $      72,073
                                                                           =============         =============

Ratio of Earnings to Fixed Charges and
  Preferred Dividends and Distributions                                             0.97 (2)              1.10

(1)  Amounts include TRG's pro rata share of the Unconsolidated Joint Ventures.
(2)  Earnings  available for fixed charges and preferred  dividends and  distributions  are less than the total of fixed charges and preferred dividends and distributions by approximately $2.5 million.